NEWS RELEASE

Orla Mining Reports Voting Results of Annual Shareholder Meeting

VANCOUVER, BC – June 23, 2022 – **Orla Mining Ltd**. (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to report the voting results for the election of its Board of Directors, which took place at the Company's Annual and Special Meeting of Shareholders ("AGM") held today. All nominees, as set forth in the Company's Management Information Circular dated May 12, 2022 ("Circular"), were elected as directors of Orla at the AGM. Detailed results of the votes are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Charles Jeannes	140,692,198	82.78%	29,261,278	17.22%
Jason Simpson	155,130,277	91.28%	14,823,199	8.72%
Jean Robitaille	141,055,551	83.00%	28,897,925	17.00%
Tim Haldane	169,706,677	99.85%	246,799	0.15%
David Stephens	140,665,343	82.77%	29,288,133	17.23%
Elizabeth McGregor	141,008,878	82.97%	28,944,598	17.03%
Tamara Brown	169,687,720	99.84%	265,756	0.16%
Scott Langley	149,067,379	87.71%	20,886,097	12.29%

The shareholders also: (1) approved the appointment of Ernst & Young LLP as auditor of the Company for the ensuing year and authorizing the Board of Directors to fix the remuneration of the auditor; and (2) ratified, confirmed and approved the Amended and Restated By-Law No. 1 of the Company. Results of the shareholder votes on these items are set forth below:

	Outcome of Vote	Votes For	% For	Withheld/ Against	% Withheld/Against
Appointment of Auditors	Carried	175,269,057	99.88%	212,838	0.12%
Ratification, confirmation, and approval of Amended and Restated By-Law No. 1	Carried	169,916,984	99.98%	36,492	0.02%

The Company filed its Form 40-F for the year ended December 31, 2021 with the Securities and Exchange Commission and it is available under the Company's profile on EDGAR at www.sec.gov. The Company's 2021 Audited Financial Statements are available on the Company's website at https://www.orlamining.com/investors/financials-statements.

Shareholders may also receive a copy of these Company documents without charge upon request by e-mail at info@orlamining.com.



About Orla Mining Ltd.

Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine, located in Zacatecas State, Central Mexico. The property is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo oxide gold project entitled *"Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico"* dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of Cerro Quema located in Panama which includes a near-term gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. The technical report for the Pre-Feasibility Study on the Cerro Quema oxide gold project entitled *"Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama"* dated January 18, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com